May 2, 2002

HARBOR FUND FORM N-18F-1

NOTIFICATION OF ELECTION
PURSUANT TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

NOTIFICATION OF ELECTION

	Harbor Fund, a registered open-end investment company (the "Registrant") including all existing and future series or class thereof, hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit each series, or class thereof, of the Registrant to pay in cash all requests for redemptions by any shareholder of record in accordance with the provisions of Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

	Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf and on behalf of all existing and future series or class thereof in the City of Toledo and the State of Ohio on this 1st day of May, 2002.

HARBOR FUND

By:/s/James M. Williams, President

Attest:

/s/ Constance L. Souders, Vice President
/s/ Karen B. Wasil, Secretary